Exhibit 99.2

COLE CORPORATE INCOME TRUST, INC.

INDEPENDENT AUDITORS’ REPORT

Cole Corporate Income Trust, Inc.

Phoenix, Arizona

We have audited the accompanying consolidated financial statements of Cole Corporate Income Trust, Inc. and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cole Corporate Income Trust, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 17 to the financial statements, effective January 29, 2015, the Company consummated an Agreement and Plan of Merger with Select Income REIT and SC Merger Sub LLC. The merger agreement provided for the merger of the Company with and into SC Merger Sub, with SC Merger Sub surviving as a wholly owned subsidiary of Select Income REIT. Our opinion is not modified with respect to this matter.

Phoenix, Arizona

March 31, 2015

COLE CORPORATE INCOME TRUST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2014	December 31, 2013
ASSETS
Investment in real estate assets:
Land	$305,990	$266,088
Buildings and improvements, less accumulated depreciation of $84,738 and $25,289, respectively	2,017,070	1,815,652
Intangible lease assets, less accumulated amortization of $36,026 and $10,935, respectively	274,704	264,485
Total investment in real estate assets, net	2,597,764	2,346,225
Cash and cash equivalents	30,751	64,073
Restricted cash	2,175	4,853
Rents and tenant receivables	36,299	14,388
Derivative asset, prepaid expenses and other assets	1,687	4,654
Deferred financing costs, less accumulated amortization of $4,711 and $1,841, respectively	9,365	11,484
Total assets	$2,678,041	$2,445,677
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable	$1,017,586	$752,616
Accounts payable and accrued expenses	16,691	12,921
Due to affiliates	2,989	2,321
Acquired below market lease intangibles, less accumulated amortization of $5,608 and $1,943, respectively	43,369	34,435
Distributions payable	10,909	10,650
Deferred rental income and other liabilities	12,377	10,877
Total liabilities	1,103,921	823,820
Commitments and contingencies
Redeemable common stock and noncontrolling interests	3,399	33,272
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 197,605,709 and 192,919,054 shares issued and outstanding, respectively	1,976	1,929
Capital in excess of par value	1,770,407	1,696,395
Accumulated distributions in excess of earnings	(201,215)	(111,977)
Accumulated other comprehensive (loss) income	(447)	2,238
Total stockholders’ equity	1,570,721	1,588,585
Total liabilities and stockholders’ equity	$2,678,041	$2,445,677

The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2014	2013	2012
Revenues:
Rental and other property income	$194,777	$75,031	$5,792
Tenant reimbursement income	33,319	12,028	1,680
Total revenue	228,096	87,059	7,472
Expenses:
General and administrative expenses	7,497	5,743	965
Property operating expenses	37,146	14,947	1,738
Advisory fees and expenses	20,108	8,058	—
Acquisition and merger-related expenses	12,290	54,074	6,196
Depreciation	59,449	23,116	1,730
Amortization	24,597	9,537	801
Total operating expenses	161,087	115,475	11,430
Operating income (loss)	67,009	(28,416)	(3,958)
Other income (expense):
Interest and other income	95	540	51
Interest expense	(28,476)	(13,028)	(1,394)
Total other expense	(28,381)	(12,488)	(1,343)
Net income (loss)	38,628	(40,904)	(5,301)
Net income (loss) attributable to noncontrolling interests	207	(17)	—
Net income (loss) attributable to the Company	$38,421	$(40,887)	$(5,301)
Weighted average number of common shares outstanding:
Basic and diluted	196,394,599	91,538,173	7,260,959
Net income (loss) per common share:
Basic and diluted	$0.20	$(0.45)	$(0.73)

The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2014	2013	2012
Net income (loss)	$38,628	$(40,904)	$(5,301)
Net income (loss) allocated to noncontrolling interest	207	(17)	—
Net income (loss) attributable to the Company	38,421	(40,887)	(5,301)
Other comprehensive (loss) income:
Unrealized (loss) gain on interest rate swaps	(2,685)	2,238	—
Total other comprehensive (loss) income	(2,685)	2,238	—
Total comprehensive income (loss) attributable to the Company	$35,736	$(38,649)	$(5,301)

The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

\				Accumulated	Accumulated
	Common Stock		Capital in	Distributions	Other	Total
	Number of	Par	Excess	in Excess of	Comprehensive	Stockholders’
	Shares	Value	of Par Value	Earnings	Income (Loss)	Equity
Balance, January 1, 2012	1,383,441	$14	$12,263	$(1,430)	$—	$10,847
Issuance of common stock	15,459,498	154	154,118	—	—	154,272
Distributions to investors	—	—	—	(4,734)	—	(4,734)
Commissions on stock sales and related dealer manager fees	—	—	(13,508)	—	—	(13,508)
Other offering costs	—	—	(2,317)	—	—	(2,317)
Redemptions of common stock	(750)		(7)			(7)
Changes in redeemable common stock	—	—	(1,973)	—	—	(1,973)
Net loss	—	—	—	(5,301)	—	(5,301)
Balance, December 31, 2012	16,842,189	168	148,576	(11,465)	—	137,279
Issuance of common stock	176,213,120	1,762	1,754,018	—	—	1,755,780
Distributions to investors	—	—	—	(59,625)	—	(59,625)
Commissions on stock sales and related dealer manager fees	—	—	(151,021)	—	—	(151,021)
Other offering costs	—	—	(26,253)	—	—	(26,253)
Redemptions of common stock	(136,255)	(1)	(1,335)	—	—	(1,336)
Changes in redeemable common stock	—	—	(27,590)	—	—	(27,590)
Comprehensive (loss) income attributable to the Company	—	—	—	(40,887)	2,238	(38,649)
Balance, December 31, 2013	192,919,054	1,929	1,696,395	(111,977)	2,238	1,588,585
Issuance of common stock	5,363,314	54	50,820	—	—	50,874
Distributions to investors	—	—	—	(127,659)	—	(127,659)
Redemptions and cancellations of common stock	(676,659)	(7)	(6,502)	—	—	(6,509)
Changes in redeemable common stock	—	—	29,694	—	—	29,694
Comprehensive income (loss) attributable to the company	—	—	—	38,421	(2,685)	35,736
Balance, December 31, 2014	197,605,709	$1,976	$1,770,407	$(201,215)	$(447)	$1,570,721

The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income (loss)	$38,628	$(40,904)	$(5,301)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	59,449	23,116	1,730
Amortization of intangible lease assets and below market lease intangibles, net	21,426	8,261	624
Amortization of deferred financing costs	2,870	1,693	124
Changes in assets and liabilities:
Rents and tenant receivables	(21,911)	(13,559)	(829)
Derivative assets, prepaid expenses and other assets	(255)	943	(1,585)
Accounts payable and accrued expenses	3,884	9,643	2,036
Deferred rental income and other liabilities	412	9,666	907
Due from affiliates	—	—	15
Due to affiliates	668	2,213	108
Net cash provided by (used in) operating activities	105,171	1,072	(2,171)
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(323,595)	(2,041,154)	(260,764)
Payment of property escrow deposits	(4,250)	(42,279)	—
Refund of property escrow deposits	5,875	40,654	—
Change in restricted cash	2,678	(4,496)	1,026
Net cash used in investing activities	(319,292)	(2,047,275)	(259,738)
Cash flows from financing activities:
Proceeds from issuance of common stock	—	1,726,854	152,292
Offering costs on issuance of common stock	—	(177,274)	(15,825)
Redemptions of common stock	(6,509)	(1,336)	(7)
Proceeds from credit facility and notes payable	319,000	1,214,343	144,453
Repayment of credit facility and notes payable	(54,030)	(636,053)	—
Repayment of note payable to affiliates	—	—	(4,696)
Distributions to investors	(76,526)	(20,913)	(1,962)
Escrowed investor proceeds	—	(48)	(17)
Deferred financing costs paid	(751)	(11,079)	(2,022)
Payment of loan deposit	—	(1,688)	(88)
Refund of loan deposit	—	1,688	88
Distributions to redeemable noncontrolling interest	(385)	3,594	—
Net cash provided by financing activities	180,799	2,098,088	272,216
Net (decrease) increase in cash and cash equivalents	(33,322)	51,885	10,307
Cash and cash equivalents, beginning of year	64,073	12,188	1,881
Cash and cash equivalents, end of year	$30,751	$64,073	$12,188
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$10,909	$10,650	$864
Fair value of mortgage notes assumed in real estate acquisitions at date of assumption	$—	$11,873	$—
Accrued capital expenditures	$139	$253	$180
Common stock issued through distribution reinvestment plan	$50,874	$28,926	$1,980
Net unrealized (loss) gain on interest rate swap	$(2,685)	$2,238	$—
Redeemable common stock reclassified to equity due to cancellation of stock redemption plan	$74,059	$—	$—
Supplemental Cash Flow Disclosures:
Interest paid	$25,486	$9,075	$990

The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Corporate Income Trust, Inc. (the “Company”) was a Maryland corporation that was formed on April 6, 2010, and qualified and elected to be taxed, as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2011 and as of December 31, 2014.

On August 30, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Select Income REIT, a Maryland real estate investment trust (“SIR”), and SC Merger Sub LLC, a Maryland limited liability company and wholly-owned subsidiary of SIR (“Merger Sub”). The Merger Agreement provided for the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of SIR. On January 29, 2015, SIR completed its acquisition of the Company. Refer to Note 17 — Subsequent Events to these consolidated financial statements for further discussion regarding the Merger.

Except where specifically noted herein, these notes to the accompanying consolidated financial statements discuss the Company, its operations and its business as of December 31, 2014 and prior to the Merger.

The Company is the sole general partner of and owns, directly or indirectly, 100% of the partnership interests in Cole Corporate Income Operating Partnership, LP, a Delaware limited partnership. The Company is externally managed by Cole Corporate Income Advisors, LLC, a Delaware limited liability company (“CCI Advisors”), an affiliate of the Company’s sponsor, Cole Capital®, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by American Realty Capital Properties, Inc. (“ARCP”), a self-managed publicly traded REIT, organized as a Maryland corporation and listed on The NASDAQ Global Select Market. On February 7, 2014, ARCP acquired Cole Real Estate Investments, Inc. (“Cole”), which, prior to its acquisition, indirectly owned and/or controlled the Company’s external advisor, CCI Advisors, the Company’s dealer manager, Cole Capital Corporation (“CCC”), the Company’s property manager, CREI Advisors, LLC (“CREI Advisors”), and the Company’s sponsor, Cole Capital. As a result of ARCP’s acquisition of Cole, ARCP indirectly owns and/or controls CCI Advisors, CCC, CREI Advisors and Cole Capital.

The Company ceased offering shares of common stock in its $2.975 billion initial public offering (the “Offering”) on November 21, 2013. At the completion of the Offering, a total of approximately 192.4 million shares of common stock had been issued, including approximately 189.8 million shares issued in the primary portion of the Offering and approximately 2.6 million shares issued pursuant to a distribution reinvestment plan (the “DRIP”).

In addition, the Company registered 10.0 million shares of common stock under the DRIP pursuant to a registration statement filed on Form S-3 (Registration No. 333-191400) (the “DRIP Offering” and collectively with the Offering, the “Offerings”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2013 and automatically became effective with the SEC upon filing.

On August 20, 2014, the Board of Directors of the Company (the “Board”), including all of the Company’s independent directors, resolved to suspend the Company’s DRIP and the Company’s share redemption program. Beginning with the distributions previously authorized by the Board for the month of July 2014, which were paid in August 2014, and continuing until such time as the Board may approve the resumption of the DRIP, if ever, all distributions authorized by the Board will be paid to the Company’s stockholders in cash. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2014 and determined by the Company to be in good order on or before September 30, 2014 were honored in accordance with the terms, conditions and limitations of the share redemption program. The Company did not process or accept any requests for redemption that were not in good order on or before that date.

Effective September 5, 2014, Brian S. Block was appointed executive vice president, chief financial officer and treasurer of the Company by the Board. Mr. Block replaced D. Kirk McAllaster, Jr., who gave notice of his retirement from Cole Capital on August 29, 2014, including from his positions with the Company. On October 28, 2014, Mr. Block resigned as the Company’s executive vice president, chief financial officer and treasurer. On November 11, 2014, Simon J. Misselbrook was appointed chief financial officer and treasurer of the Company by the Board.

Effective as of December 12, 2014, Nicholas S. Schorsch resigned as a director, the chairman of the Board, the chief executive officer and the president of the Company. In addition, effective as of December 12, 2014, Mr. Schorsch resigned as the chief executive officer of CCI Advisors, as the executive chairman of ARCP and as director of CCC. Effective December 17, 2014, Mark G. Selman was appointed as a director, the chief executive officer and the president of the Company by the Board.

An affiliate of ARCP entered into a definitive agreement (the “RCAP Agreement”) dated as of September 30, 2014 with RCS Capital Corporation (“RCAP”) pursuant to which RCAP would have acquired Cole Capital. The acquisition would have included CCI Advisors and CCC. Additionally, the parties entered into a strategic arrangement by which an indirect wholly-owned subsidiary of ARCP would have acted as sub-advisor to the non-traded REITs sponsored by Cole Capital (the “Managed Funds”), including the Company, and would have acquired property and managed real estate assets for the Managed Funds.

On November 3, 2014, RCAP publicly announced that it had notified ARCP of its purported termination of the RCAP Agreement. On November 11, 2014, ARCP filed a complaint in the Court of Chancery of the State of Delaware against RCAP alleging that RCAP’s attempt to terminate the RCAP Agreement constituted a breach of the RCAP Agreement and seeking, among other things, specific performance of the RCAP Agreement or, in the alternative, money damages. On December 4, 2014, ARCP announced that it had entered into a settlement agreement with RCAP that resolved the dispute over RCAP’s attempt to terminate the RCAP Agreement. ARCP received $60.0 million in the settlement.

As of December 31, 2014, the Company had issued approximately 198.4 million shares of its common stock in the Offerings for gross offering proceeds of $2.0 billion, before share redemptions of $7.9 million and offering costs, selling commissions and dealer manager fees of $194.4 million. As of Decemer 31, 2014, the Company owned 87 properties, including a property owned through a consolidated joint venture arrangement, comprising 18.3 million rentable square feet of income-producing necessity corporate office and industrial properties located in 30 states. As of December 31, 2014, the rentable space at these properties was 100% leased.

NOTE 2 — MERGER

On August 30, 2014, the Company entered into the Merger Agreement with SIR and Merger Sub. The Board, by unanimous vote, approved the Merger Agreement and the Merger. Refer to Note 17 - Subsequent Events to these consolidated financial statements for further discussion regarding the Merger.

As of December 31, 2014, the Company had incurred $4.7 million for legal, consulting and other expenses related to the Merger, which were included in acquisition and merger-related expenses in the accompanying consolidated statements of operations.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and a consolidated joint venture arrangement in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in such consolidation.

The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). A VIE is broadly defined as an entity where either (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its representation on the entity’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity. As of December 31, 2014 and 2013, the Company did not have any interests in a VIE.

The Company continually evaluates the need to consolidate its joint venture arrangement based on standards set forth in GAAP. In determining whether the Company has a controlling interest in a joint venture arrangement and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, power to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a VIE for which the Company may be the primary beneficiary. As of December 31, 2014, the Company determined it had a controlling interest in its joint venture arrangement (the “Consolidated Joint Venture”) and therefore met the GAAP requirements for consolidation. As of December 31, 2014 and 2013, the Consolidated Joint Venture held real estate assets with an aggregate book value of $70.5 million and $73.2 million, respectively, and variable rate debt of $40.2 million as of both December 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2014, 2013, or 2012.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets.

When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2014, 2013 or 2012.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company has acquired, and may continue to acquire, certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Contingent consideration arrangements are based on a predetermined formula and have set time periods regarding the obligation to make future payments, including funds released to the seller from escrow accounts, or the right to receive escrowed funds as set forth in the respective purchase and sale agreement. Contingent consideration arrangements, including amounts funded through an escrow account, are recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value, subsequent to acquisition, are reflected in the accompanying consolidated statements of operations. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management. The respective amounts recorded are carried at fair value, with any changes in fair value included in net income.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.

Noncontrolling Interest-Redeemable Interest in Consolidated Joint Venture

On December 19, 2013, the Company completed the formation of the Consolidated Joint Venture. Pursuant to the joint venture agreement, the joint venture partner has a right to exercise an option after two years whereby the Company will be required to purchase the ownership interest of the joint venture partner at a fair market value. The Company determined it had a controlling interest in the Consolidated Joint Venture and therefore met the GAAP requirements for consolidation. The Company initially recorded the noncontrolling interest at its acquisition-date fair value as temporary equity, due to the redemption option existing outside the control of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.

Restricted Cash

Restricted cash included $2.2 million and $4.9 million held in lender cash management accounts as of December 31, 2014 and 2013, respectively. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess funds are disbursed to the Company.

Rents and Tenant Receivables

Rents and tenant receivables primarily include amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. The Company’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable. As of December 31, 2014 and 2013, no balances were deemed uncollectible and no allowances were recorded.

Prepaid Expenses

Prepaid expenses include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing agreement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs, including any write-offs, for the years ended December 31, 2014, 2013, and 2012 was $2.9 million, $1.7 million and $124,000, respectively, and was recorded in interest expense in the consolidated statements of operations.

Concentration of Credit Risk

As of December 31, 2014, the Company had cash on deposit, including restricted cash, at seven financial institutions in which the Company had deposits in excess of federally insured levels, totaling $31.2 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

As of December 31, 2014, no single tenant accounted for greater than 10% of the Company’s 2014 gross annualized rental revenues. The Company had certain geographic concentrations in its property holdings. As of December 31, 2014, the Company had properties located in two states with respective gross annualized rental revenues greater than 10% of the Company’s 2014 total gross annualized rental revenues: Texas (22%) and California (11%). In addition, the Company had tenants in three industries with respective gross annualized rental revenues greater than 10% of the Company’s 2014 total gross annualized rental revenues: manufacturing (16%), healthcare (15%), and mining and natural resources (12%).

Revenue Recognition

Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

Income Taxes

The Company elected to be taxed, and qualified, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company generally is not subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Offering and Related Costs

CCI Advisors funded all of the organization and offering costs on the Company’s behalf (excluding selling commissions and the dealer manager fees) and was reimbursed for such costs up to 1.5% of the gross offering proceeds. As of December 31, 2014 and 2013, CCI Advisors had paid organization and offering costs in excess of the 1.5% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering. When recorded by the Company, organization costs are expensed as incurred and offering costs, which include items such as legal and accounting fees, marketing and personnel, promotional and printing costs are recorded as a reduction of capital in excess of par value, along with selling commissions and dealer manager fees in the period in which they become payable.

Interest

Interest is charged to interest expense as it accrues. No interest costs were capitalized during the years ended December 31, 2014, 2013 or 2012.

Due to Affiliates

Certain affiliates of CCI Advisors received fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management, financing and leasing of the properties of the Company.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.

Distributions Payable and Distribution Policy

In order to maintain its status as a REIT, the Company is required to, among other things, make distributions each taxable year equal to at least 90% of its taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.

The Company’s board of directors authorized a daily distribution, based on 365 days, of $0.001780821 per share (which equates to approximately 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2014 and ending on December 31, 2014. As of December 31, 2014, the Company had distributions payable of $10.9 million. The distributions were paid in January 2015.

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income (loss) per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2014, 2013 or 2012.

Redeemable Common Stock

Under the Company’s share redemption program, the Company’s requirement to redeem shares of its outstanding common stock is limited, among other things, to the net proceeds received by the Company from the sale of shares under the DRIP, net of shares redeemed to date. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value. As of December 31, 2014, there were no amounts recorded as redeemable common stockdue to the suspension of the share redemption program by the Company’s Board.

Recent Accounting Pronouncements

In April 2014, the U.S. Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”), which amends the reporting requirements for discontinued operations by updating the definition of a discontinued operation to be a component of an entity that represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, resulting in fewer disposals that qualify for discontinued operations reporting; yet, the pronouncement also requires expanded disclosures for discontinued operations. The adoption of ASU 2014-08 did not have a material impact on the Company’s consolidated financial statements because the Company did not have any discontinued operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and requires an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers, including real estate sales, in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. The Company does not believe ASU 2014-09, when effective, will have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. ASU 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early application permitted. The Company does not believe ASU 2014-15, when effective, will have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which eliminates the deferral of FAS 167 and makes changes to both the variable interest model and the voting model. These changes will require re-evaluation of certain entities for consolidation and will require the Company to revise its documentation regarding the consolidation or deconsolidation of such entities. ASU 2015-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

NOTE 4 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents and restricted cash — The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization. These financial assets are considered to be Level 1.

Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. These financial instruments are considered to be Level 2. The estimated fair value of the Company’s debt was $1.0 billion and $741.4 million as of December 31, 2014 and 2013, respectively, compared to the carrying value of $1.0 billion and $752.6 million as of December 31, 2014 and 2013, respectively.

Derivative instruments — The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2014 and 2013, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2014 and 2013 (in thousands):

		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Balance as of	Identical Assets	Inputs	Inputs
	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$641	$—	$641	$—
Liabilities:
Interest rate swap	$(1,088)	$—	$(1,088)	$—

		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Balance as of	Identical Assets	Inputs	Inputs
	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$2,238	$—	$2,238	$—

NOTE 5 — REAL ESTATE ACQUISITIONS

2014 Property Acquisitions

During the year ended December 31, 2014, the Company acquired ten commercial properties, for an aggregate purchase price of $315.8 million (the “2014 Acquisitions”). The Company purchased the 2014 Acquisitions with net proceeds from the Offerings and available borrowings. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for acquisitions purchased during the year ended December 31, 2014 (in thousands):

2014 Acquisitions
Land	$39,902
Building and improvements	253,190
Acquired in-place leases	33,145
Acquired above market leases	2,166
Acquired below market leases	(12,598)
Fair value adjustment of assumed notes payable	—
Total purchase price	$315,805

The Company recorded revenue of $17.8 million and net income of $281,000 for the year ended December 31, 2014 related to the 2014 Acquisitions. In addition, the Company recorded $7.6 million of acquisition related expenses for the year ended December 31, 2014.

Development Activities

During the year ended December 31, 2014, the Company acquired one land parcel, upon which an industrial property was expected to be constructed. The 158,497 square foot building was completed during the year ended December 31, 2014 and was acquired by the Company for $26.3 million. The purchase of the land and building in separate transactions is considered to be one property purchase and is included in the 2014 acquisitions.

2013 Property Acquisitions

During the year ended December 31, 2013, the Company acquired 64 commercial properties for an aggregate purchase price of $2.1 billion (the “2013 Acquisitions”). The Company purchased the 2013 Acquisitions with proceeds from the

Offering. The Company allocated the purchase price of these properties to the fair value of assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

2013 Acquisitions
Land	$231,684
Building and improvements	1,611,450
Acquired in-place leases	238,459
Acquired above market leases	2,338
Acquired below market leases	(31,901)
Fair value adjustment of assumed notes payable	127
Total purchase price	$2,052,157

The Company recorded revenue of $58.5 million and a net loss of $35.8 million for the year ended December 31, 2013 related to the 2013 Acquisitions. In addition, the Company recorded $54.1 million of acquisition related expenses for the year ended December 31, 2013.

NOTE 6 — INTANGIBLE LEASE ASSETS

The intangible lease assets consisted of the following (in thousands, except weighted average life remaining amounts):

	As of December 31,
	2014	2013
In-place leases, net of accumulated amortization of $35,135 and $10,538, respectively (with a weighted average life remaining of 11.0 and 12.2 years, respectively)	$270,381	$261,833
Acquired above market leases, net of accumulated amortization of $891 and $397, respectively (with a weighted average life remaining of 8.1 and 8.7 years, respectively)	4,323	2,652
	$274,704	$264,485

Amortization expense related to the in-place lease assets for the years ended December 31, 2014, 2013 and 2012 was $24.6 million, $9.5 million and $801,000, respectively. Amortization expense related to the acquired above market lease assets for the years ended December 31, 2014, 2013 and 2012 was $494,000, $390,000, and $7,000 respectively, and was recorded as a reduction to rental and other property income in the consolidated statements of operations.

Estimated amortization expense related to the intangible lease assets as of December 31, 2014 for each of the five succeeding fiscal years is as follows (in thousands):

	Amortization
Year Ending December 31,	In‑Place Leases	Above Market Leases
2015	$25,763	$670
2016	$25,498	$542
2017	$25,444	$486
2018	$25,365	$417
2019	$24,480	$417

NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the terms of the Company’s executed swap agreements designated as hedging instruments as of December 31, 2014 (dollars in thousands).

		Outstanding Notional				Fair Value of Asset and (Liability)
	Balance Sheet	Amount as of	Interest	Effective	Maturity	December 31,	December 31,
	Location	December 31, 2014	Rate (1)	Date	Date	2014	2013
Interest Rate Swap	Derivative asset, prepaid expenses, and other assets	$300,000	3.03%	10/31/2013	10/25/2018	$641	$2,206
Interest Rate Swap	Deferred rental income and other Liabilities²	$41,000	4.16%	7/24/2013	8/3/2020	$(1,088)	$591

(1)	The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread.
(2)

As of December 31, 2013, these interest rate swaps were in an asset position and are included in derivative asset, prepaid expenses and other assets in the accompanying consolidated balance sheet as of December 31, 2013.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 4 to these consolidated financial statements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the effective portion of the derivative instruments that are designated as hedges are recorded in other comprehensive income (loss). Any ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense.

The following table summarizes the unrealized (loss) gain on the Company’s derivative instruments and hedging activities for the years ended December 31, 2014, 2013, and 2012 (in thousands):

	Amount of (Loss) Gain Recognized in Other
	Comprehensive Income (Loss)
	Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2014	2013	2012
Interest Rate Swaps (1)	$(2,685)	$2,238	$—

(1)

There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the years ended December 31, 2014 or 2013. No previously effective portions of the gains that were recorded in accumulated other comprehensive income (loss) during the term of the hedging relationship was reclassified into earnings during the years ended December 31, 2014 or 2013.

The Company has agreements with each of its derivative counterparties that contain provisions whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $1.2 million at December 31, 2014. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of December 31, 2014.

Subsequent to December 31, 2014, in connection with the Merger, the swap agreements were terminated. Refer to Note 17 - Subsequent Events to these consolidated financial statements for further discussion regarding the Merger.

NOTE 8 — CREDIT FACILITY AND NOTES PAYABLE

As of December 31, 2014, the Company and the Consolidated Joint Venture had $1.0 billion of debt outstanding with a weighted average interest rate of 2.7% and a weighted average remaining term of 4.1 years as of December 31, 2014.

The following table summarizes the debt activity for the year ended December 31, 2014 and the debt balances as of December 31, 2014 and 2013 (in thousands):

	Balance as of	During the Year Ended December 31, 2014		Balance as of
	December 31, 2013	Debt Issuance	Repayments	December 31, 2014
Fixed rate debt	$257,383	$—	$(30)	$257,353
Variable rate debt	40,233	—	—	40,233
Credit facility	455,000	319,000	(54,000)	720,000
Total	$752,616	$319,000	$(54,030)	$1,017,586

As of December 31, 2014, the fixed rate debt included $41.0 million of variable rate debt subject to an interest rate swap agreement, which had the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. In addition, the fixed rate debt included a mortgage note assumed with a face amount of $12.0 million and a fair value of $11.9 million at the date of assumption. The fixed rate debt has interest rates ranging from 3.55% to 4.85% per annum. The variable rate debt has a variable interest rate of LIBOR plus 140 basis points per annum. The debt outstanding matures on various dates from July 2016 through June 2023. The aggregate balance of gross real estate and related assets, net of gross intangible lease liabilities, securing the fixed and variable rate debt outstanding was $555.4 million as of December 31, 2014. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.

As of December 31, 2014, the Company had $720.0 million of debt outstanding under its unsecured revolving credit facility, as amended (the “Credit Facility”), with Bank of America as administrative agent pursuant to a credit agreement (the “Credit Agreement”). On April 28, 2014, the Company entered into a modification agreement with Bank of America that increased the amount available for borrowing under the Credit Facility to $1.0 billion, including a $300.0 million term loan (the “Term Loan”) and $700.0 million in revolving loans (the “Revolving Loans”). As of December 31, 2014, the Company had $280.0 million of available Revolving Loan borrowings under the Credit Facility. The maximum borrowing availability on the Revolving Loans is limited to 60% of the unencumbered asset value of the underlying collateral pool. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $1.25 billion. The Term Loan matures on October 25, 2018 and the Revolving Loans mature on October 25, 2017. The maturity on the Revolving Loans may be extended to October 25, 2018 subject to satisfying certain conditions as outlined in the Credit Agreement. Depending upon the type of loan specified and overall leverage ratio, not to exceed 60%, the Revolving Loans bear interest at one-month, two-month, three-month or six-month LIBOR (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.60% to 2.40% (the “Spread”) or a base rate, ranging from 0.60% to 1.40%, plus the greater of: (a) Bank of America’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.50%; or (c) one-month Eurodollar Rate plus 1.00%. The Credit Agreement also includes an interest rate pricing structure should the Company obtain an investment grade rating. As of December 31, 2014, the weighted average interest rate in effect for the Revolving Loans was 1.79%. In connection with the

Credit Agreement, the Company executed an interest rate swap agreement that effectively fixed the variable interest rate of the Term Loan at 3.03% based on the applicable margin at the current leverage ratio.

The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature and borrowing conditions. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth of at least $1.3 billion as of December 31, 2014, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio less than or equal to 60%, an unsecured debt service coverage ratio equal to or greater than 1.75, a secured debt ratio less than 45%, and a maximum real estate recourse debt ratio of 15%. The Company believes it was in compliance with the covenants under the Credit Agreement as of December 31, 2014.

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt for the five years and thereafter subsequent to December 31, 2014 (in thousands):

Year Ending December 31,	Principal Repayments (1)
2015	$183
2016	58,460
2017	420,275
2018	300,516
2019	5,149
Thereafter	233,130
Total	$1,017,713

(1)	Principal payment amounts reflect actual payments based on face amount of notes payable.

Subsequent to December 31, 2014, in connection with the Merger, the Credit Facility was terminated. Refer to Note 17 - Subsequent Events to these consolidated financial statements for further discussion regarding the Merger.

NOTE 9 — ACQUIRED BELOW MARKET LEASE INTANGIBLES

The Company’s acquired below market lease intangibles consisted of the following (in thousands, except weighted average life remaining amounts):

	As of December 31,
	2014	2013
Acquired below market leases, net of accumulated amortization of $5,608 and $1,943, respectively (with a weighted average life remaining of 10.6 and 11.7 years, respectively)	$43,369	$34,435

Amortization of the intangible lease liabilities during the years ended December 31, 2014, 2013 and 2012 was $3.7 million, $1.7 million and $184,000, respectively, and was recorded as an addition to rental and other property income in the consolidated statements of operations.

Estimated amortization of the intangible lease liabilities as of December 31, 2014 for each of the five succeeding fiscal years is as follows (in thousands):

Years ending December 31,	Amortization of Acquired Below Market Leases
2015	$4,110
2016	$4,110
2017	$4,110
2018	$4,110
2019	$4,110

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. In addition, the Company may acquire certain properties that are subject to environmental remediation. The Company carries environmental liability insurance on its properties that will provide limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

NOTE 11 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and may continue to incur, commissions, fees and expenses payable to CCI Advisors and certain of its affiliates in connection with the Offerings, and the acquisition, management and disposition of its assets.

Offering

In connection with the Offering, CCC received selling commissions of up to 7% of gross offering proceeds from the primary portion of the Offering before reallowance of commissions earned by participating broker-dealers. CCC reallowed 100% of selling commissions earned to participating broker-dealers. In addition, CCC received up to 2% of gross offering proceeds before reallowance to participating broker-dealers as a dealer manager fee in connection with the primary portion of the Offering. CCC, in its sole discretion, reallowed a portion of its dealer manager fee to such participating broker-dealers. No selling commissions or dealer manager fees are paid to CCC or other broker-dealers with respect to shares sold pursuant to the DRIP portion of the Offering or the DRIP Offering.

All organization and offering expenses with respect to the Offering (excluding selling commissions and the dealer-manager fees) were paid for by CCI Advisors or its affiliates and were reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. As of December 31, 2014, CCI Advisors had paid organization and offering costs in excess of the 1.5% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CCI Advisors or its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2014	2013	2012
Offering:
Selling commissions	$—	$116,438	$10,457
Selling commissions reallowed by CCC	$—	$116,438	$10,457
Dealer manager fees	$—	$34,583	$3,050
Dealer manager fees reallowed by CCC	$—	$19,827	$1,739
Other organization and offering expenses	$—	$26,239	$2,317

For the years ended December 31, 2013 and 2012, none of the amounts shown above had been incurred, but not yet paid, for services provided by CCI Advisors or its affiliates.

Acquisitions and Operations

CCI Advisors or its affiliates receive acquisition fees of up to 2% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. Additionally, CCI Advisors or its affiliates are reimbursed for acquisition-related expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6% of the contract purchase price.

The Company pays CCI Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 to $2 billion; (2) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2 billion to $4 billion; and (3) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4 billion.

The Company reimburses CCI Advisors for the expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income, other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI Advisors for personnel costs in connection with services for which CCI Advisors receives acquisition fees or disposition fees. The Company recorded fees and expense reimbursements as shown in the table below for services provided by CCI Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2014	2013	2012
Acquisition and Operations:
Acquisition fees and expenses	$6,724	$41,919	$5,241
Advisory fees and expenses	$20,108	$8,046	$—
Operating expenses	$1,697	$2,192	$—

For the year ended December 31, 2014, $3.0 million of the amounts shown above had been incurred, but not yet paid, for services provided by CCI Advisors or its affiliates in connection with acquisitions and operations and was a liability to the Company. For the years ended December 31, 2013 and 2012, none of the amounts shown above had been incurred, but not yet paid, for services provided by CCI Advisors or its affiliates.

Liquidation/Listing

If CCI Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CCI Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of the property, not to exceed 1% of the contract price of each property sold; provided, however, in no event may the disposition fee paid to CCI Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6% of the contract sales price.

If the Company is sold or its assets are liquidated, CCI Advisors will be entitled to receive a subordinated performance fee equal to 15% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI Advisors will be entitled to a subordinated performance fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CCI Advisors may be entitled to a subordinated performance fee similar to the fee to which CCI Advisors would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.

During each of the years ended December 31, 2014 and 2013, no commissions or fees were incurred for any such services provided by CCI Advisors and its affiliates in connection with the liquidation/listing stage. Subsequent to December 31, 2014, a disposition fee of $4.35 million was paid in connection with the Merger as discussed in Note 17, but no subordinated performance fee was paid in connection with the Merger.

Due to Affiliates

As of December 31, 2014 and 2013, $3.0 million and $2.3 million, respectively, had been incurred primarily for advisory, operating and acquisition-related expenses by CCI Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates in the consolidated balance sheets.

NOTE 12 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CCI Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CCI Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 13 — STOCKHOLDERS’ EQUITY

As of December 31, 2014, the Company’s charter authorized the Company to issue up to 490.0 million shares of common stock and up to 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On April 6, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to Cole Holdings Corporation, an affiliate of the Company’s advisor and dealer manager. On April 5, 2013, the ownership of such shares was transferred to CREI. On February 7, 2014, the ownership of such shares was transferred to ARC Properties Operating Partnership, L.P. (“ARCP OP”). Pursuant to the Company’s charter, ARCP OP is prohibited from selling the 20,000 shares of the common stock that represents the initial investment in the Company for so long as Cole Capital remains the Company’s sponsor; provided, however, that ARCP OP may transfer ownership of all or a portion of these 20,000 shares of the Company’s common stock to other affiliates of the Company’s sponsor. As of December 31, 2014 and 2013, no shares of preferred stock were issued and outstanding. The Company ceased offering shares of its common stock in the Offering on November

21, 2013 and registered 10.0 million shares of common stock under the DRIP Offering. All shares of such stock have a par value of $0.01 per share. The par value of investor proceeds raised from the DRIP Offering is classified as common stock, with the remainder allocated to capital in excess of par value. As of December 31, 2014, 2013 and 2012, the Company had approximately 197.6 million, 192.9 million and 16.8 million shares of common stock issued and outstanding, respectively.

Distribution Reinvestment Plan

Pursuant to the DRIP Offering, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price per share under the DRIP Offering is $9.50 per share until the Company’s board of directors determines a reasonable estimate of the value of the Company’s shares. Thereafter, the purchase price per share under the DRIP Offering will be the most recently disclosed per share value as determined in accordance with the Company’s valuation policy. No sales commissions or dealer manager fees will be paid on shares sold under the DRIP Offering. The Company’s board of directors may terminate or amend the DRIP Offering at the Company’s discretion at any time upon ten days prior written notice to the stockholders. During the years ended December 31, 2014, 2013, and 2012, approximately 5.4 million, 3.0 million and 208,000 shares were purchased under the DRIP portion of the Offering and the DRIP Offering for $51.0 million, $28.9 million and $2.0 million, respectively.

On August 20, 2014, the Board, including all of the Company’s independent directors, resolved to suspend the Company’s DRIP, as discussed in Note 1 to these consolidated financial statements. Beginning with the distributions previously authorized by the Board for the month of July 2014, which were paid in August 2014, and continuing until such time as the Board may approve the resumption of the DRIP, if ever, all distributions authorized by the Board will be paid to the Company’s stockholders in cash.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of  shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds the Company receives from the sale of shares under the DRIP. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately one-fourth of 5% (1.25%) of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP.

Until such time as the Company’s shares are listed on a national securities exchange or, if the shares are not listed, until such time as the board of directors determines a reasonable estimate of the value of the Company’s shares, the redemption price per share (other than for shares purchased pursuant to the DRIP) will depend on the price paid for the shares and the length of time the stockholder has held such shares as follows: after one year from the purchase date, 95% of the amount paid for each share; after two years from the purchase date, 97.5% of the amount paid for each share; and after three years from the purchase date, 100% of the amount paid for each share. During this time period, the redemption price for shares purchased pursuant to the DRIP will be the amount paid for such shares. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the redemption program will always be equal to or lower than the applicable per share offering price.

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining redemption requests on a pro rata basis. Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days’ notice to the stockholders. During the years ended December 31, 2014, 2013 and 2012 the Company redeemed approximately 669,000, 136,000 and 750 shares, respectively, under the share redemption program for $6.5 million, $1.3 million and $7,500.

On August 20, 2014, the Board, including all of the Company’s independent directors, resolved to suspend the Company’s share redemption program, as discussed in Note 1 to these consolidated financial statements. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2014 and determined by the Company to be in good order on or before September 30, 2014 were honored in accordance with the terms, conditions and limitations of the share redemption program. The Company did not process or accept any requests for redemption that were not in good order on or before that date. Subsequent to December 31, 2014, as a result of the Merger, the Company deregistered the shares of common stock that remained unsold pursuant to the DRIP Offering. Refer to Note 17 - Subsequent Events to these consolidated financial statements for further discussion regarding the Merger.

NOTE 14 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions paid on a percentage basis for the years ended December 31, 2014, 2013, and 2012:

	Year Ended December 31,
Character of Distributions (Unaudited):	2014	2013	2012
Ordinary dividends	44%	43%	44%
Nontaxable distributions	56%	57%	56%
Total	100%	100%	100%

As of December 31, 2014, the tax basis carrying value of the Company’s land and depreciable real estate assets was $2.5 billion. During the years ended December 31, 2014, 2013 and 2012, the Company distributed as dividends to its shareholders 100% of its taxable income for federal income tax purposes. Accordingly, no provision for federal income taxes related to such taxable income was recorded on the Company’s financial statements. During the years ended December 31, 2014, 2013 and 2012, the Company incurred state and local income and franchise taxes of $858,000, $577,000 and $103,000, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations.

The Company had no unrecognized tax benefits as of or during the years ended December 31, 2014 and 2013. Any interest and penalties related to unrecognized tax benefits would be recognized within the provision for income taxes in the accompanying consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, as well as various state jurisdictions, and is subject to routine examinations by the respective tax authorities.

NOTE 15 — OPERATING LEASES

The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2014, the leases had a weighted-average remaining term of 11.0 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, as of December 31, 2014 is as follows (in thousands):

Year ended December 31,	Future Minimum Rental Income
2015	$198,697
2016	197,983
2017	197,585
2018	196,920
2019	194,111
Thereafter	1,202,629
Total	$2,187,925

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2014 and 2013 (in thousands, except for per share amounts). In the opinion of management, the information for the interim periods presented includes all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$53,478	$56,597	$58,771	$59,250
Operating income	$16,401	$15,358	$15,868	$19,382
Net income	$9,924	$8,527	$8,447	$11,730
Net income attributable to the Company	$9,866	$8,482	$8,393	$11,680
Basic and diluted net income per share (1)	$0.05	$0.04	$0.04	$0.07
Distributions declared per common share	$0.16	$0.16	$0.16	$0.16

(1)	Based on the weighted average number of shares outstanding as of December 31, 2014.

	December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$7,472	$14,880	$25,589	$39,118
Operating loss	$(1,560)	$(9,935)	$(4,618)	$(12,303)
Net loss	$(3,304)	$(12,984)	$(7,710)	$(16,906)
Net loss attributable to the Company	$(3,304)	$(12,984)	$(7,710)	$(16,889)
Basic and diluted net loss per share (1)	$(0.04)	$(0.14)	$(0.08)	$(0.19)
Distributions declared per common share	$0.16	$0.16	$0.16	$0.16

(1)	Based on the weighted average number of shares outstanding as of December 31, 2013.

NOTE 17 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2014 through March 31, 2015, the date the financial statements were available to be issued.

Consummation of the Merger Agreement

The Merger became effective on January 29, 2015 (the “Effective Time”), as specified in the Articles of Merger filed with the State Department of Assessments and Taxation of Maryland and the Certificate of Merger filed with the Secretary of State of the State of Delaware. In connection with the consummation of the Merger, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, was converted into the right to receive either (i) $10.50 in cash (the “Cash Consideration”); or (ii) 0.360 of a common share of beneficial interest, par value $0.01, of SIR (“SIR Common Shares”) (the “Share Consideration” and together with the Cash Consideration, the “Merger Consideration”). The Cash Consideration and the Share Consideration were allocated in accordance with the Merger Agreement so that the aggregate number of shares of CCIT Common Stock converted into the right to receive the Cash Consideration did not exceed 60% of the shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. No fractional SIR Common Shares were issued in the Merger, and cash was paid in lieu thereof.

Following the Effective Time, based on calculations from the exchange agent, valid cash elections were made for approximately 77% of the Company’s Common Stock. According to the exchange agent, the total number of shares of the Company’s Common Stock that elected to receive the Cash Consideration exceeded 60% of the total outstanding shares; therefore, Company Common Stock for which a cash election was made was prorated pursuant to the terms of the Merger Agreement. Accordingly, as a result of proration, SIR estimates that a Company stockholder that elected to have all of its Company Common Stock exchanged for cash received cash consideration in exchange for approximately 80% of such stockholder’s shares and the balance was exchanged for newly issued common shares of SIR. Company stockholders that did not make a valid cash election received Share Consideration in exchange for all of their Company Common Stock.

Pursuant to the Merger Agreement, on January 29, 2015, the Company paid a “stub period” dividend to its stockholders for the period from January 1, 2015 through January 28, 2015. The amount of such “stub period” dividend paid by the Company was $0.001780821 per share.

On January 29, 2015, in connection with the consummation of the Merger, the Company repaid in full all indebtedness, liabilities and other obligations under, and terminated, the Credit Agreement. The Company did not incur any material early termination penalties as a result of such termination. The Company also terminated all related swap agreements on January 29, 2015 in connection with the merger, and incurred total breakage fees of $3.2 million. In addition, a disposition fee of $4.35 million was paid to CCI Advisors in connection with the Merger. No additional fees were paid to CCI Advisors or affiliates of the advisor in connection with the Merger.

On January 29, 2015 in connection with the consummation of the Merger, the Company deregistered the shares of common stock that remained unsold pursuant to the DRIP Offering (Registration No. 333-191400). As of January 29, 2015, the Company had issued a total of 6,013,410 shares of common stock pursuant to such registration.